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                        Irrevocable Proxy
                     (J.R. Simplot Company)


     J.R. Simplot Company, a Nevada corporation (the "Company"), hereby irrevocably appoints such persons as may be serving from time to time as the Chairman of the Board of Micron Technology, Inc., a Delaware corporation ("Micron"), the Chief Financial Officer of Micron, and each of them alone, as its true and lawful proxy and attorney-in-fact, with full power of substitution and resubstitution (i) to represent the Company at the annual meetings of the stockholders of Micron to be held in 1996, 1997, 1998, 1999, 2000, 2001 and 2002, and at any adjournment thereof, and to vote, in its discretion (including cumulatively, if required) 5,000,000 shares (the "Shares") of common stock, $.10 par value, of Micron held by the Company and evidenced by certificate numbers MC38051, MC38054, MC38057, MC38061, MC38063,
MC38067 and MC51861 or any certificates issued to the Company as a replacement therefor; (ii) to represent the Company at any special meeting of stockholders of Micron, and at any adjournment thereof, and to vote (including cumulatively, if required) all the Shares in its discretion; and (iii) to vote all the Shares in its discretion upon such other matter or matters which may properly come before the stockholders of Micron by written consent or otherwise.

     This irrevocable proxy may be exercised at any time after the date hereof and prior to July 29, 2003, except that such proxy shall expire immediately upon the termination for any reason of the dividend swap transaction contemplated by the letter agreement between the Company and Canadian Imperial Bank of Commerce dated July 29, 1996.


Dated: July 29, 1996          J.R. SIMPLOT COMPANY


                              By:   /s/ Ronald N. Graves
                              Name:   Ronald N. Graves
                              Title:     Secretary